UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2003

(Commission File No. 001-14487)

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of registrant's name in English)

Rua Humberto de Campos, 425 - 8° andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F **X** Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ___ No **X**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Date: March 24, 2002

By _____

Name: Marcos Grodetsky
Title: Director of Investor Relations

 

TELEMAR APPOINTS MARCOS GRODETZKY AS NEW CFO

Rio de Janeiro, March 24, 2003 – Tele Norte Leste Participações S/A (NYSE: TNE), today announced the appointment of Marcos Grodetzky as its new Chief Financial Officer (CFO), a position to be held cumulatively with the CFO position at Telemar Norte Leste (TMAR).

As an internal hire, Mr. Grodetzky combines a substantial knowledge of the Company along with significant experience and expertise in the financial sector. He has been acting as the Company's Treasurer and Investor Relations Director. Previous to joining Telemar, Mr. Grodetzky had over 20 years of experience in the financial markets, through positions in the international and investment banking areas of major institutions such as Citibank, Unibanco and Safra.

Mr. Grodetzky's appointment is effective immediately.

For more information, please contact:

TNE – INVESTOR RELATIONS
Roberto Terziani (terziani@telemar.com.br) 55 21 **3131 1208**
Carlos Lacerda (carlosl@telemar.com.br) 55 21 3131 1314
Fax: 55 21 3131 1155

GLOBAL CONSULTING GROUP
Rick Huber (richard.huber@tfn.com)
Mariana Crespo (mariana.crespo@tfn.com)
Tel: 1 212 807 5026; Fax: 1 212 807 5025